UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2006

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☐         40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:  ☐         No:  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: May 11, 2006

SIERRA WIRELESS, INC.

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2006

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

I am pleased to report that new products and strong operational execution are continuing to underpin a solid recovery in our business. During the first quarter of 2006, we ramped production and shipments of our new HSDPA AirCards to customers in North America and Europe, continued strong shipments of our AirCard 580 for EV-DO networks and expanded our embedded modules business with new design wins. These achievements contributed to better than expected financial results for the first quarter of 2006, and our third consecutive quarter of growth since the restructuring of our operations in June 2005.

Q1 2006 Results compared to Q1 2005

For the three months ended March 31, 2006, our revenues increased by 124% to $45.2 million, from $20.2 million in the first quarter of 2005. This increase reflects continued improvement in our AirCard and embedded module business segments.

Our gross margin also increased in the first quarter, climbing to $16.7 million (36.8% of revenue), from $7.1 million (35.3% of revenue) in the comparable period in 2005. This improvement in gross margin was driven primarily by an increase in unit volume. First quarter operating expenses were $14.8 million, compared to $15.2 million for the same period in 2005.

Net earnings for the first quarter were $2.6 million (diluted earnings per share of $0.10), up from a net loss of $7.6 million (loss per share of $0.30 per diluted share). Adjusted to exclude stock-based compensation costs, which are not included in the 2005 comparable figures, first quarter 2006 operating expenses were $14.0 million and net earnings were $3.5 million (diluted earnings per share of $0.13).

Q1 Results Compared to Guidance

First quarter revenue of $45.2 million exceeded our guidance of $40.0 million. Gross margin of 36.8%, was higher than our guidance of 33.5%. Operating expenses, before stock-based compensation, were $14.0 million, in line with our guidance of $13.7 million. Our net earnings of

$2.6 million (diluted earnings per share of $0.10) were better than our guidance of a net loss of approximately $0.8 million (loss per share of $0.03). Excluding stock-based compensation, net earnings of $3.5 million were better than our guidance of breakeven to slightly positive. Our free cash flow was negative $2.2 million, consistent with our guidance of negative cash flow. The cash used in operations in the first quarter of 2006 includes a royalty payment of $5.0 million to an intellectual property holder under an agreement entered into in December 2005. The expense related to these royalties was accrued for in prior periods.

Business Developments

The first quarter of 2006 included a number of business and corporate developments:

•      We announced an OEM design win with HP for our MC5720 PCI express Mini Card embedded module for EV-DO networks. Early in the quarter, HP also announced the availability of its first laptop incorporating this Mini Card. Originally launched with Lenovo in the fourth quarter of 2005, our MC5720 Mini Card was the world’s first 3G wireless mini card module for laptop OEMs. Lenovo selected this product for two additional business laptop computers during the first quarter.

•      We announced that our next generation EV-DO (Revision A) products, the AirCard 595 PC Card and the MC 5725 Mini Card, are available to infrastructure vendors, OEM customers and network operators for testing and integration purposes. In recent weeks, we have successfully tested these products with Nortel and Lucent Technologies, confirming the commercial viability of both EV-DO Revision A wireless technology and the pre-commercial versions of our products for this technology. Revision A is an upgrade to current EV-DO networks that supports faster data rates and increased system capacity, with peak data rates of 3.1 Mbps on the downlink and up to 1.8 Mbps on the uplink. We expect to commence commercial shipments of the AirCard 595 in the third quarter, with commercial shipments of the MC 5725 Mini Card following later in 2006.

•      We announced design wins with Lenovo and Fujitsu Siemens Computers for our MC8755 Mini Card for UMTS/HSDPA networks. We commenced initial commercial shipments of the MC8755 Mini Card during the first quarter. This product will be available through our OEM customers on UMTS/HSDPA carrier networks around the world including Cingular, T-Mobile and Vodafone.

•      We announced that the AirCard 850 UMTS/HSDPA wide area wireless network card for UMTS/HSDPA networks is available from Xacom Comunicaciones to carrier, reseller and enterprise channels in Spain, France, and Portugal. In addition, Xacom will distribute the MC8755 Mini Card embedded module to OEMs in Europe for machine-to-machine and mobile computing applications.

•      We commenced shipments of our AirCard850 to several other customers including carriers and distributors in Italy, South Africa, Spain and Switzerland. Our UMTS/HSDPA AirCards are now approved on 12 networks around the world.

•      We announced that HY-LINE Communication Products will distribute the MC8755 Mini Card to OEMs in Germany, Austria and Switzerland for machine-to-machine (M2M) and mobile computing applications.

•      We announced that TELES Communication Systems has selected our MC8755 Mini Card to provide 3G wireless connectivity for its TELES.iGATE fixed-to-mobile wireless gateway system. TELES showcased its iGATE system at CeBIT 2006, held in Hannover, Germany in March 2006.

•      We continued to secure design wins in our embedded modules business, including another HSDPA Mini Card design win with a major laptop OEM, as well as additional design wins with other manufacturers of fixed wireless terminals for both our EVDO and HSDPA embedded module products.

•      Development of our next generation HSDPA (3.6Mbps/tri band) AirCards and Mini Cards continued on track. We expect to launch both of these new products in the second half of 2006.

Corporate Developments:

On April 25, the Board of Directors appointed Charles Levine as Chairman of the Board. Mr. Levine has served on the Sierra Wireless board since 2002. A former President of Sprint PCS, Mr. Levine is a highly experienced industry veteran. As Chairman, he will be responsible for the overall leadership and effectiveness of the board and will be the board’s primary liaison with management.

Mr. Levine replaces previous Chairman, Peter Ciceri, who wished to step down from the position. Mr. Ciceri continues as a member of the Board of Directors. We thank Peter Ciceri for his hard work and contributions as Chair and congratulate Charles Levine on his new role.

Outlook

Looking forward, we believe the long-term prospects in the wide area wireless for mobile computing industry remain strong, driven by the deployment and promotion of high-speed 3G networks by carriers worldwide. The enhanced speed and functionality of these networks is driving demand for wireless data communications products such as those sold by us.

Having restructured the company around our core business of wide area wireless for mobile computing, we are very focused on executing our product development and business development strategies in this area. We believe our new product developments provide us with a solid, up-to-date 3G product portfolio in both principal wireless technologies and in both the PC card and embedded module segments.

While we are pleased with the progress we are making, we also recognize that continued hard work and strong execution are required before we achieve the goals we have set for ourselves in terms of product line strength, market position and financial results. Our intention is to build a strong and stable foundation that will support our goals of sustained profitable growth and industry leadership.

(Signature)

Jason W. Cohenour

President and Chief Executive Officer

This report contains forward-looking information. These statements are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking information. These statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts. When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking information. Forward-looking information reflects our current expectations. The risk factors and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. These factors should be reviewed carefully and you should not place undue reliance on any forward-looking information. Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of April 17, 2006 has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide leading edge wireless wide-area modem solutions for mobile computing over cellular networks. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market. Our products are based on widely deployed cellular technologies, and operate on the networks of major wireless operators around the world.

Our products are primarily used by businesses and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and computer aided dispatch. We sell our products through indirect channels, including wireless operators, resellers and OEMs.

Throughout 2004 we experienced stronger than expected demand primarily as a result of our strong market position in CDMA EVDO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne. Customer concentration increased in our revenue base. Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in 2005 relative to 2004 due to, amongst other things, increased competition for certain of our PC card products, a reduction in embedded module business volumes as a result of completion of shipments to a key customer at the end of 2004 and some weakness in our product portfolio.

In order to address this change in our business, we undertook a restructuring of our operations in June of 2005, which included exiting our Voq professional phone initiative. Since the mid-2005 restructuring, we have focused intensely on core PC card and embedded module opportunities for existing products, as well as new product development and further business development in these areas. This focus has allowed us to return to sequential quarterly revenue growth over the last three quarters ended March 31, 2006, realizing 25% and 37% growth in the third and fourth quarters of 2005, respectively, and 20% quarterly revenue growth in the first quarter of 2006. Following the restructuring, we were able to reverse a series of unprofitable quarters by recording a modest profit in the fourth quarter of 2005 followed by a more substantial profit in this first quarter of 2006.

In the first quarter of 2006 our revenue increased 124% to $45.2 million, compared to $20.2 million in the same period of 2005. In the first quarter of 2006, our net earnings were $2.6 million, or diluted earnings per share of $0.10, compared to a net loss of $7.6 million, or loss per share of $0.30, in the same period of 2005. Our first quarter of 2006 net earnings include $0.9 million of stock-based compensation expense compared to nil in the first quarter of 2005.

Our balance sheet remains strong, with $101.7 million of cash, cash equivalents and short- and long-term investments, compared to $104.1 million at December 31, 2005. During the first quarter of 2006, we used $0.8 million in cash from operations, compared to cash used in operations of $7.7 million in the first quarter of 2005. The cash used in operations in the first quarter of 2006 includes a royalty payment of $5.0 million to an intellectual property holder under an agreement entered into in December 2005. The expense related to these royalties was accrued for in prior periods.

We continue to believe that the long-term prospects in the wide area wireless for mobile computing industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide. We believe the deployment of these networks will be a catalyst to increasing demand for wireless communications products such as those sold by us.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success laptop OEM’s achieve with sales of embedded solutions and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Having restructured the company around our core businesses in wide area wireless PC cards and embedded modules, we are very focused on executing our product development and business development strategies in these areas. Specific initiatives include:

PC Cards:  We successfully launched our first UMTS/HSDPA PC cards, the AirCard 850 and 860, during the fourth quarter of 2005 with Cingular in North America, as well as Manx Telecom and sunrise in Europe, making us the first company in the world to launch fully functional UMTS/HSDPA PC cards. We have also commenced shipments of our UMTS/HSDPA PC cards to a variety of customers in Spain, France, Portugal, Italy, Switzerland and South Africa. Our UMTS/HSDPA AirCards are now approved on 12 networks around the world. As part of the development of our next generation EV-DO (Revision A) AirCard 595, we have made this product available to infrastructure vendors, OEM customers and network operators for testing and integration purposes. We have completed over-the-air test calls using EV-DO Revision A wireless technology with Nortel and Lucent Technologies. The AirCard 595 is expected to be commercially available in the third quarter of 2006. Our next generation HSDPA (3.6Mps) PC card is expected to be commercially available in the second half of 2006; and

Embedded Modules:  With the announcements over the past several quarters by multiple leading laptop manufacturers of their plans to embed high speed wireless wide-area capability inside laptops, we believe that the opportunity for sales of embedded modules has potentially increased significantly. We believe we are well positioned to supply embedded modules to this market as a result of our extensive experience in embedding wide area wireless modules into mobile computing platforms. Our experience and track record has allowed us to establish an early leadership position in providing embedded 3G wireless solutions to major laptop OEMs. We have design wins with Lenovo and HP for our EV-DO PCI express mini card embedded module (“Mini Card”). We commenced commercial shipments to Lenovo in the fourth quarter of 2005, representing the first commercial deployment of an embedded 3G wireless mini card by any laptop manufacturer. Lenovo has subsequently announced the integration of this Mini Card in two additional business laptops. Early in the first quarter of 2006, HP announced the availability of its first laptop incorporating our EV-DO Mini Card. We are also currently supplying EV-DO embedded modules to Panasonic, which are integrated into three of their notebook platforms. In early 2006, we announced design wins for our HSDPA Mini Cards with Lenovo and Fujitsu-Siemens Computers. We have also secured an additional design win with a major PC OEM for our HSDPA Mini Card. With these PC OEM design wins, our HSDPA Mini Card module will be available on a number of carrier networks including Cingular, T-Mobile and Vodafone. We commenced initial commercial shipments of our HSDPA Mini Card late in the first quarter of 2006. Also, we secured several new design wins with manufacturers of fixed wireless terminals for both our EVDO and HSDPA embedded module products. As part of the development of our next generation EV-DO (Revision A) Mini Card we have made this product available to infrastructure vendors, OEM customers, and network operators for testing and integration purposes. We have completed over-the-air test calls using EV-DO Revision A wireless technology and pre-commercial Revision A Mini Card devices with both Nortel and Lucent Technologies. Both of our EV-DO (Revision A) Mini Card and next generation HSDPA (3.6Mps) Mini Card are expected to be commercially available in the second half of 2006.

We believe these new product developments provide us with a solid, up-to-date 3G product portfolio in both principal wireless technologies and in both the PC card and embedded module markets.

Results of Operations

The following table sets forth our operating results for the three months ended March 31, 2006 and 2005, expressed as a percentage of revenue:

Three months ended March 31,	2006	2005

Revenue	100.0%	100.0%
Cost of goods sold	63.2	64.7
Gross margin	36.8	35.3
Expenses
Sales and marketing	8.3	21.3
Research and development, net	16.6	36.0
Administration	6.1	14.5
Amortization	1.7	3.4
	32.7	75.2
Earnings (loss) from operations	4.1	(39.9)

Other income	2.6	2.7
Earnings (loss) before income taxes	6.7	(37.2)

Income tax expense	1.0	0.4
Net earnings (loss)	5.7%	(37.6)%

Our revenue by product, by distribution channel and by geographical region is as follows:

Three months ended March 31,	2006	2005

Revenue by product
PC card	72%	65%
Embedded modules	18	11
Mobile	8	21
Other	2	3
	100%	100%
Revenue by distribution channel
Wireless carriers	51%	37%
OEM	19	11
Resellers	30	48
Direct and other	—	4
	100%	100%

Revenue by geographical region
Americas	69%	61%
Europe	18	12
Asia-Pacific	7	24
World-wide PC OEM	6	3
	100%	100%

Results of Operations – Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Revenue

Revenue amounted to $45.2 million for the three months ended March 31, 2006, compared to $20.2 million in the same period of 2005, an increase of 124.1%. The increase in revenue was due primarily to sales of our UMTS/HSDPA PC cards, launched in the fourth quarter 2005, as well as an increase in sales of our CDMA EV-DO PC card and embedded modules. During the first quarter of 2006, revenue from the sale of previously written down Voq product was $0.5 million.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success laptop OEMs achieve with sales of embedded wide area wireless solutions and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.

Our revenue from customers in the Americas, Europe and the Asia-Pacific region and from world-wide PC OEM customers comprised 69%, 18%, 7% and 6%, respectively, of our total revenue in the first quarter of 2006 and 61%, 12%, 24% and 3%, respectively, in the same period of 2005. On a relative basis, our North American business has increased compared to the prior year as a result of sales of our UMTS/HSPDA PC and CDMA EV-DO cards and embedded module products to certain North American customers. In Europe, the launch of our UMTS/HSDPA PC card in late 2005 and resulting sales in the first quarter of 2006 have resulted in an absolute and relative increase in our European business. In absolute terms, our business in Asia Pacific was relatively constant for the first quarter of 2006 as compared to the same period in 2005 but declined as a percentage of our overall sales due to increases in sales in other regions in 2006 as compared to 2005. As a result of the launch of our EV-DO Mini Card in the second half of 2005, our world-wide PC OEM business in the first quarter of 2006 increased on both an absolute and relative basis as compared to the same period in 2005.

In the first quarter of 2006, Cingular Wireless and Verizon Wireless each accounted for more than 10% of our revenue and, in the aggregate, these two customers represented approximately 38% of our revenue. This compared with the same period last year in which two customers each accounted for more than 10% of our revenue and these two customers represented approximately 24% of our revenue.

Gross margin

Gross margin amounted to $16.7 million in the first quarter of 2006, or 36.8% of revenue, compared to $7.1 million, or 35.3% of revenue, in the first quarter of 2005. The increase in gross margin percentage resulted primarily from the impact of higher volumes overall partially offset by a reduction in sales of higher margin rugged mobile products and an increase in sales of lower margin embedded modules. During the first quarter of 2006, gross margin on the sale of previously written down Voq product was nil.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses decreased significantly to $3.75 million in the first quarter of 2006, compared to $4.3 million in the same period of 2005. This decline is despite the inclusion, as a result of SFAS 123(R) (see discussion below, “Stock-Based Compensation”), of $0.3 million of stock-based compensation expense in the first quarter of 2006 as compared to nil in 2005. The decline in sales and marketing expenses reflects the impact of our business restructuring and continued cost containment. Sales and marketing expenses as a percentage of revenue decreased to 8.3% in 2006, compared to 21.3% in 2005, due primarily to the increase in revenue for the first quarter of 2006 combined with the decline in sales and marketing expenses. While managing sales and marketing expenses in relation to top-line revenue, we will continue to make selected investments in sales and marketing as we promote existing products, introduce new products, expand our distribution channels and focus on key customers around the world.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $7.5 million in the first quarter of 2006, compared to $7.3 million in the first quarter of 2005, an increase of 3.7%. The increase can be attributed to the inclusion of $0.2 million of stock-based compensation expense in the first quarter of 2006, as a result of SFAS 123(R), as compared to nil in 2005 and a $0.2 million increase in expense related to repayments of a Government of Canada research and development funding program.

Gross research and development expenses, before the Government of Canada’s Technology Partnerships Canada (“TPC”) research and development funding, were $7.5 million or 16.6% of revenue in the first quarter of 2006, compared to $7.7 million, or 38.2% of revenue, in the first quarter of 2005. With the termination of the Voq professional phone initiative, no further TPC funding is anticipated unless the TPC agreement is otherwise renegotiated.

Gross research and development expenses in the first quarter of 2006 include $0.4 million for amounts repayable under the TPC agreement, compared to $0.2 million in 2005. Gross research and development expenses decreased slightly in the first quarter of 2006 as compared to the same period in 2005 in part as a result of our June 2005 decision to exit the Voq professional phone initiative. These savings are largely offset by our continued investment in the development of new PC cards and embedded modules.

Administration

Administration expenses amounted to $2.7 million, or 6.1% of revenue, in the first quarter 2006, compared to $2.9 million, or 14.5% of revenue, in the same period of 2005. Administration expenses for the first quarter of 2006 include $0.3 million of stock-based compensation expense, as a result of SFAS 123(R), as compared to nil in 2005. When this item is excluded from the comparison, the decrease of $0.5 million is primarily due to lower legal and consulting costs.

Other income

Other income increased to $1.2 million in the first quarter of 2006, compared to $0.5 million in the same period of 2005. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase is due primarily to an increase in interest income from rising interest rates and from the fact that we recorded a foreign exchange gain of $0.1 million in the first quarter of 2006 as compared to a foreign exchange loss of $0.2 million in the same period in 2005.

Income tax expense

Income tax expense was $0.5 million in the first quarter of 2006, compared to $0.1 million of income tax expense in the first quarter of 2005.

Net earnings (loss)

Our net earnings amounted to $2.6 million, or diluted earnings per share of $0.10, in the three months ended March 31, 2006, compared to net loss of $7.6 million, or loss per share of $0.30, in the same period of 2005. Net earnings for the first quarter of 2006 include $0.9 million of stock-based compensation expense, compared to nil in 2005

The weighted average diluted number of shares outstanding increased to 25.7 million in the first quarter of 2006, compared to 25.4 million in the same period of 2005, because dilutive securities such as stock options are included in the total when we are in a profit position, as is the case in 2006.

Stock-Based Compensation

Effective January 1, 2006, we were required to expense the fair value of all stock-based compensation arrangements in the consolidated financial statements under SFAS 123(R), including employee stock options. The expensing of the cost of employee stock options in the financial statements is in contrast to the previous practice in fiscal 2005 and prior years of providing supplemental pro forma disclosure in the footnotes to the financial statements of our income (loss) after giving effect to the employee stock-based compensation charge. In aggregate, a total of $0.9 million was expensed in our financial statements, included in our operating expenses and cost of sales, in the quarter ended March 31, 2006 as compared to nil in the comparable period in 2005. Stock-based compensation costs can be expected to grow in future periods if we continue to grant new stock-based compensation awards at levels similar to recent periods.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. In November of 2005, the District Court dismissed the plaintiffs third amended complaint, without prejudice. On March 8, 2006 the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit. We expect that it will be several months before they file their appeal brief. In December 2005, we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts. Various pre-trial motions are before the Superior Court. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss. We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

The Company and certain of our current and former officers were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws. The actions filed in the U.S. District Court for the Southern District of California have been transferred to the U.S. District Court for the Southern District of New York. By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pretrial purposes, appointed co-lead plaintiffs in the consolidated action, and approved the selection of co-lead counsel. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the Company and the other defendants filed a motion to dismiss on April 7, 2006. We expect that the Court will hear the motion in the second half of this year. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Other than the change in accounting for stock-based compensation discussed earlier, during the quarter ended March 31, 2006, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectability is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors. We may also request financial information, including financial statements, to ensure that the customer has the means of making payment. If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods. If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $10.3 million and goodwill of $18.8 million generated from our acquisition of AirPrime in August 2003. Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of each of 2004 and 2005 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management’s estimates. If we suffer a decrease in the quality of our products, we may increase our accrual.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities. When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted in the second and fourth quarters of 2005 as a result of our estimate of the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions change, we will adjust our provision.

•                  We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123R, using the modified prospective transition method and therefore have not restated results for prior periods. Under this transition method, we recognize compensation expense for all stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123R. Prior to the adoption of SFAS 123R, we recognized stock-based compensation expense in accordance with APB 25, and provided pro forma disclosure amounts in accordance with SFAS 123, as if the fair value method had been applied to our stock-based compensation. Under the fair value recognition provisions of SFAS 123R, we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash used by operating activities amounted to $0.8 million in the first quarter of 2006, compared to cash used by operating activities of $7.7 million in the same period of 2005. The use of cash in operating activities in the first quarter of 2006 primarily resulted from income from operations of $2.6 million plus non-cash items of $3.0 million less $7.9 million for an increase in inventory levels plus $1.5 million of cash from changes in other operating assets and liabilities (which includes a royalty payment of $5.0 million, accrued for in prior periods, for historical sales to an intellectual property holder as per an agreement entered into in December 2005).

Investing Activities

Cash provided by investing activities was $8.5 million for the quarter ended March 31, 2006, compared to cash used by investing activities of $28.8 million in the same period of 2005. The source of cash provided by investing activities during 2006 was due primarily to the proceeds on maturity, net of purchases, of short-term investments of $9.9 million. Expenditures on fixed assets and intangible assets were $1.2 million and $0.2 million, respectively, for the three months ended March 31, 2006, compared to $2.5 million and $0.5 million, respectively, in the same period of 2005. Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software while intangible assets were primarily for patents.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash used by financing activities was $0.2 million in the first quarter of 2006, compared to cash used by financing activities of $0.4 million during the same period in 2005. The use of cash by financing activities in both periods was repayments of our long-term obligations offset slightly by the issuance of common shares upon the exercise of stock options.

As of March 31, 2006, we did not have any off-balance sheet financing or other special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, the cash costs of the business restructuring, capital expenditures and other obligations discussed below. In the near term, we expect that our cash flow from operations will be positive. The cash costs of the June 2005 business restructuring totaled approximately $6.3 million, of which $4.8 million were paid prior to the end of the first quarter of 2006. We believe our cash, cash equivalents and short- and long-term investments of $101.7 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on current business plans. Our capital expenditures during the second quarter of 2006 are expected to be primarily for research and development equipment, tooling, licenses and patents. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of March 31, 2006:

In 000s of US $ Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2006	$2,015	$193	$2,208
2007	2,914	—	2,914
2008	2,900	—	2,900
2009	2,220	—	2,220
2010	2,211	—	2,211
2011 and thereafter	1,338	—	1,338
Total	$13,598	$193	$13,791

We have entered into purchase commitments totaling approximately $46.6 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Sources and Uses of Cash

We have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum. The balance outstanding at March 31, 2006 was nil (2005 — nil).

As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments. Our customers are typically under no contractual obligation to purchase our products. If they do not make such purchases, our future operating cash flow will be negatively impacted. We have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short- and long-term investments amounted to $101.7 million at March 31, 2006, compared to $104.1 million at December 31, 2005.

•                  Accounts receivable amounted to $19.5 million at March 31, 2006, compared to $20.5 million at December 31, 2005.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime. At March 31, 2006, there were no borrowings under this facility.

Market Risk Disclosure

During the three months ended March 31, 2006, 64% of our revenue was earned from United States-based customers.

Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three months ended March 31, 2006, we recorded a foreign exchange gain of approximately $0.1 million. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the three months ended March 31, 2006, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the nine most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2005 Annual Report. The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

March 31
Quarter ended	2006

Revenue	$45,224
Cost of goods sold	28,567
Gross margin	16,657

Expenses:
Sales and marketing	3,750
Research and development, net	7,528
Administration	2,747
Amortization	759
14,784
Earnings from operations	1,873
Other income	1,175
Income before income taxes	3,048
Income tax expense	461
Net income	$2,587

Earnings per share:
Basic	$0.10
Diluted	$0.10

Weighted average number of shares (in thousands):
Basic	25,492
Diluted	25,736

	Quarter Ended				Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005

Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986
Earnings (loss) from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net income (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Amortization	636	563	588	651	2,438
	11,612	13,474	15,112	15,789	55,987
Earnings from operations	5,190	7,441	7,930	7,057	27,618
Other income (expense)	84	(40)	405	1,251	1,700
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K. Items affecting our quarterly results were as follows:

•                  Relative to the comparable periods in 2005, revenues increased during the first quarter of 2006 due primarily to sales of our UMTS/HSDPA PC cards, launched in the fourth quarter 2005, as well as an increase in sales of our CDMA EV-DO PC card and embedded modules.

•                  Relative to the comparable periods in 2004, revenues decreased during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first part of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005. Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•                  Revenues increased during 2004 as a result of the introduction of new products, our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program. The agreement is effective for development work commencing April 2003. Funding of $1.4 million was recognized as a reduction to research and development expenses in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005, no further TPC funding is anticipated.

Selected Annual Information

Years ended December 31,	2003	2004	2005

Revenue	$101,709	$211,205	$107,144
Net earnings (loss)	2,255	24,920	(36,468)
Diluted earnings (loss) per share	0.12	0.96	(1.44)
Total assets	175,868	215,594	173,980
Total current and long-term portions of long term liabilities and obligations under capital lease	3,735	3,456	3,128

Forward-looking Statements

Certain statements in this report, or incorporated by reference herein, that are not based on historical facts, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits or losses, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition and other risks detailed herein under the heading “Risk Factors”. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in the year. Our accumulated deficit at December 31, 2005 was $82.9 million. While we had earnings from operations for each of the previous two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002.

Our ability to achieve and maintain profitability in the future will depend on, among other things, the success of our restructuring, the continued sales of our current products and the successful development and commercialization of new products. If we do not return to profitability or if we do return to profitability but can not sustain profitability, our total losses will increase and we may be required to further restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  The timing of releases of our new products;

•                  The timing of substantial sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Competition from other market participants;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Concentration in our customer base; and

•                  Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced. As an example, during the first quarter of 2005, one of the factors that caused a significant decline in CDMA EV-DO PC card revenue was increased competition and loss of market share.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues. In the three months ended March 31, 2006, 2 customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 38% of our revenue. In the last three fiscal years, there have been five different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 36% of our revenue. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we may acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•            Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•            The difficulty and expense of integrating the operations and personnel of the companies;

•            Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•            The inability to implement uniform standards, controls, procedures and policies;

•            The loss of key employees and customers as a result of changes in management;

•            The incurrence of amortization expenses; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•    We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•    We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•    We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•    We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•    Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

Three months ended March 31,	2006	2005

Revenue	$45,224	$20,180
Cost of goods sold (note 5)	28,567	13,055
Gross margin	16,657	7,125

Expenses:
Sales and marketing (note 5)	3,750	4,289
Research and development, net (note 5)	7,528	7,261
Administration (note 5)	2,747	2,935
Amortization	759	691
	14,784	15,176
Earnings (loss) from operations	1,873	(8,051)
Other income	1,175	535
Earnings (loss) before income taxes	3,048	(7,516)
Income tax expense	461	78
Net earnings (loss)	2,587	(7,594)
Deficit, beginning of period	(82,857)	(46,389)
Deficit, end of period	$(80,270)	$(53,983)

Earnings (loss) per share for the period:
Basic	$0.10	$(0.30)
Diluted	$0.10	$(0.30)

Weighted average number of shares (in thousands)
Basic	25,492	25,358
Diluted	25,736	25,358

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2006	2005

Net earnings (loss)	$2,587	$(7,594)
Other comprehensive income
Unrealized loss on marketable securities	(31)	(24)
Comprehensive income (loss)	$2,556	$(7,618)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	March 31, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$72,097	$64,611
Short-term investments	14,845	24,724
Accounts receivable, net of allowance for doubtful accounts of $1,562 (2005 - $1,561)	19,547	20,540
Inventories (note 3)	11,245	3,316
Prepaid expenses	3,497	3,974
	121,231	117,165

Long term investments	14,751	14,762
Fixed assets	11,304	11,647
Intangible assets	10,280	10,693
Goodwill	18,827	19,227
Other	365	486
	$176,758	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$7,666	$3,971
Accrued liabilities	24,435	28,644
Deferred revenue and credits	430	422
Current portion of long-term liabilities (note 4)	1,009	894
Current portion of obligations under capital lease	201	304
	33,741	34,235

Long-term liabilities (note 4)	1,610	1,926
Obligations under capital lease	2	4

Shareholders’ equity:
Share capital (note 5)	219,674	219,398
Additional paid-in capital (note 5)	1,314	556
Warrants	1,538	1,538
Deficit	(80,270)	(82,857)
Accumulated other comprehensive loss	(851)	(820)
	141,405	137,815
	$176,758	$173,980

Contingencies (note 6)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

Three months ended March 31,	2006	2005

Cash flows from operating activities:
Net earnings (loss)	$2,587	$(7,594)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities
Amortization	2,140	2,120
Stock-based compensation	881	—
Loss on disposal	(4)	—
Changes in operating assets and liabilities Accounts receivable	993	6,924
Inventories	(7,929)	(7,601)
Prepaid expenses	598	512
Accounts payable	3,695	185
Accrued liabilities	(3,809)	(2,477)
Deferred revenue and credits	8	203
Net cash used in operating activities	(840)	(7,728)

Cash flows from investing activities:
Purchase of fixed assets	(1,215)	(2,456)
Proceeds on disposal of fixed assets	14	—
Increase in intangible assets	(179)	(508)
Purchase of long-term investments	(16)	—
Purchase of short-term investments	(7,221)	(25,862)
Proceeds on maturity of short-term investments	17,095	—
Net cash provided by (used in) investing activities	8,478	(28,826)

Cash flows from financing activities:
Issue of common shares, net of share issue costs	154	22
Repayment of long-term liabilities	(306)	(416)
Net cash used in financing activities	(152)	(394)

Net decrease in cash and cash equivalents	7,486	(36,948)
Cash and cash equivalents, beginning of period	64,611	131,846
Cash and cash equivalents, end of period	$72,097	$94,898

See supplementary cash flow information (note 7).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Interim Financial Statements

For the three months ended March 31, 2006 and 2005

(Expressed in thousands of United States dollars, except per share amounts and number of shares)

(Prepared in accordance with United States GAAP)

1.                   Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2005 Annual Report. These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as disclosed in note 5.

Our interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc., Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition. We have eliminated all significant intercompany balances and transactions.

2.                   Use of Estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty, and warranty accruals and other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

3.                   Inventories

	March 31,	Dec 31,
	2006	2005
Electronic components	$6,812	$1,675
Finished goods	4,433	1,641
	$11,245	$3,316

4.                   Restructuring and other charges

In the second quarter 2005, we announced our decision to exit our Voq professional phone initiative. In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets. During 2005, we incurred restructuring and other charges of $18,485 associated with the writedown of inventory, fixed and intangible assets impairments, workforce reductions, royalty commitment provisions, charges related to excess facilities and other assets, and an increase to our deferred tax asset valuation allowance.

The following table summarizes the changes in the business restructuring programs implemented in 2005 and prior years for the quarter ended March 31, 2006.

	Cost of Goods Sold	Facilities Restructuring
Balance at December 31, 2005	$627	$2,820
Cash payments	—	(250)
Increase in facilities accrual	—	49
Balance at March 31, 2006	627	2,619

5.                   Share Capital

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount

Balance at December 31, 2005	25,476,447	$219,398
Stock option exercises	26,523	276
Balance at March 31, 2006	25,502,970	$219,674

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (SFAS No. 123R), using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair-value based method for all awards granted on or after the date of adoption. Compensation expense for unvested stock options and awards that were outstanding on January 1, 2006 and new awards granted after January 1, 2006 will be recognized over the requisite service period based on the grant-date fair value of those options and awards as previously calculated under the pro forma disclosures under SFAS No. 123. Prior to adoption, we used the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations and provided the disclosure-only provisions of SFAS No. 123. Under the intrinsic value method, no stock-based compensation had been recognized in our consolidated statement of operations, because the exercise price of our stock options granted to employees and directors equaled the fair market value of the underlying stock at the date of grant.

SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information required under SFAS 123 for the periods prior to January 1, 2006, we accounted for forfeitures as they occurred.

The adoption of this standard resulted in a $0.9 million decrease in net earnings, or $0.03 basic and diluted earnings per share in the first quarter of 2006. Stock-based compensation expense was reflected in the consolidated Statement of Operations and Deficit as follows:

Three months ended March 31,	2006

Cost of goods sold	$88
Sales and marketing	275
Research and development, net	171
Administration	347
$881

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition principles of SFAS No. 123 to stock-based employee compensation during fiscal 2005.

Three months ended March 31,	2005

Net loss:
As reported	$(7,594)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,330)

Pro forma	$(8,924)

Basic and diluted loss per share:
As reported	$(0.30)
Pro forma	$(0.35)

For our pro forma disclosure we recognized the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected life selected for options granted during the quarter represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Expected volatilities are based upon historical volatility of the Company’s monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate was selected based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued.

Three months ended March 31,	2006	2005

Expected dividend yield	—	—
Expected stock price volatility	81%	88%
Risk-free interest rate	4.09%	3.51%
Expected term (in years)	4 years	4 years

Under the terms of our employee stock option plan, our Board of Directors may grant options to employees, officers and directors. The plan provides for granting of options at the fair market value of our stock at the grant date. Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter. We determine the term of each option at the time it is granted, with options having a five-year or a ten-year term. Since February 1999, options have only been granted with a five-year term. During 2005, shareholders approved an amendment to the plan whereby the maximum number of shares available for issue under the plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the plan without the Company first obtaining shareholder approval. Prior to this amendment, the number of shares available for issuance was a specified, fixed amount. Based on the number of shares outstanding as at March 31, 2006, stock options exercisable into 281,054 common shares are available for future allocation under the plan. Since this amendment to the plan through to March 31, 2006, 155,966 common shares have been added to the number of common shares currently available for issue under the plan, to be applied against the limit of 1,600,000 common shares.

Stock option activity is presented below:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggeregate Intrinsic Value
					(‘000’s)
		Cdn.$	U.S.$	In Years	Cdn.$	U.S.$

Outstanding, December 31, 2005	1,799,433	18.48	15.86
Granted	509,750	14.76	12.61
Exercised	(26,523)	6.71	5.73
Forfeited or expired	(13,417)	33.58	28.70
Outstanding, March 31, 2006	2,269,243	15.87	13.57	3.3	6,376	5,450
Exercisable, March 31, 2006	1,081,729	16.86	14.41	2.4	3,920	3,351

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date less the amount an employee must pay to acquire the stock. The weighted-average grant-date fair value of stock options granted during the three months ended March 31, 2006 and 2005 was $7.84 and $5.86 respectively. The aggregate intrinsic value of stock options exercised during the three months ended March 31, 2006 and 2005 was $0.2 million and nil respectively.

As of March 31, 2006, there was $9.5 million of total unrecognized compensation cost related to nonvested stock based compensation arrangements. That cost is expected to be recognized over a weighted average period of 1.6 years. The total fair value of stock options vested during the three months ended March 31, 2006 and 2005 was $0.9 million and $1.3 million, respectively.

6.                   Contingencies

(a)              Contingent liability on sale of products

(i)                 Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

(ii)              We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities. The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, we have not incurred material costs related to these types of indemnifications.

(iii)           Under certain research and development funding agreements, we are contingently liable to repay up to $3,262. Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)          Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004. During the three months ended March 31, 2006, we have recorded, in research and development expense, the repayment of $446 (2005 – $202). In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model. The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003. As of March 31, 2006, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies. The agreement is effective April 2003. During the three months ended March 31, 2006, we have claimed $nil (2005 – $440), which has been recorded as a reduction of research and development expense. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005 no further TPC funding is anticipated. During the three months ended March 31, 2006, we have recorded, in research and development expense, the repayment of $3 (2005 – nil). Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011. The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events. If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.

(v)             We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and on management’s estimates. An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2004	$2,941
Provisions	1,898
Expenditures	(2,206)
Balance, December 31, 2005	2,633
Provisions	1,058
Expenditures	(1,384)
Balance, March 31, 2006	$2,307

(b)              Other commitments

We have entered into purchase commitments totaling approximately $46,605 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between April 2006 and June 2006. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)               Legal proceedings

(i)                 Sierra Wireless America, Inc., as successor to AirPrime, Inc., along with other defendants, has been served with the complaint of Joshua Cohen and David Beardsley and others, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. In November of 2005, the District Court dismissed the plaintiffs third amended complaint, without prejudice. On March 8, 2006, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit. We expect that it will be several months before they file their appeal brief. In December 2005, we were served with a similar class action complaint of David Beardsley and others, filed in the Superior Court of the State of California, County of San Diego, for alleged violations of state securities laws in connection with the same alleged facts. Various pre-trial motions are before the Superior Court. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event it is determined that the carrier has no liability for this litigation and without conceding any liability for payment of loss. We have also submitted an escrow claim notice under the escrow agreement dated August 12, 2003 relating to the acquisition of AirPrime and the escrow shareholders are disputing their obligations with respect to this complaint. Although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

(ii)              The Company and certain of our current and former officers were named as defendants in several class action complaints filed in the U.S. District Court for the Southern District of New York and the U.S. District Court for the Southern District of California for alleged violations of federal securities laws. The actions filed in the U.S. District Court for the Southern District of California have been transferred to the U.S. District Court for the Southern District of New York. By order dated December 16, 2005, the U.S. District Court for the Southern District of New York consolidated all of the actions for pretrial purposes, appointed co-lead plaintiffs in the consolidated action, and approved the selection of co-lead counsel. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the Company and the other defendants filed a motion to dismiss on April 7, 2006. We expect that the Court will hear the motion in the second half of this year. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any. However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000. Accordingly, we accrued $1,000 in our results of operations for the year ended December 31, 2005.

(iii)           We are engaged in certain other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

7.                   Supplementary Information

Three months ended March 31,	2006	2005

Cash received for interest	$951	$663
Cash paid for
Interest	—	14
Income taxes	39	315

8.                   Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements. Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP. The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the three months ended March 31, 2006 and 2005:

The Canadian GAAP interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

Three months ended March 31,	2006	2005

Net earnings (loss) under U.S. GAAP	$2,587	$(7,594)
Stock-based compensation expense (a)	—	(1,330)
Loss on short-term investments (d)	(31)	(24)
Net earnings (loss) under Canadian GAAP	$2,556	$(8,948)

Basic and diluted earnings (loss) per share under Canadian GAAP	$0.10	$(0.35)

(a)              Stock-based compensation

Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings. We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan in 1997. With the adoption of FAS 123(R) as of January 1, 2006, there is no longer a GAAP difference in the calculation of stock based compensation expense (note 5).

(b)              Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred. Under Canadian GAAP, we expense research costs as they are incurred. Development costs are expensed unless they meet certain specified criteria for deferral and amortization. No development costs have been deferred in the three months ended March 31, 2006 and 2005 as the criteria for deferral were not met.

(c)               Comprehensive income

Under U.S. GAAP, we report comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”. Under Canadian GAAP, we are not required to report comprehensive income or loss.

(d)              Short-term and long-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized. Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e)               Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law. Under Canadian GAAP, substantively enacted tax rates are used. There has been no impact to any of the numbers in the three months ended March 31, 2006 and 2005.

(f)                 Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises. Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured. During the three months ended March 31, 2006 and 2005, no investment tax credits were recorded.

(g)              Foreign Currency Translation

During the year ended December 31, 1999, the Company changed its reporting and functional currency from Canadian dollars to U.S. dollars. Under U.S. GAAP, the shareholders’ equity accounts were translated into U.S. dollars at the rate in effect at the original transaction date, while under Canadian GAAP, all amounts were translated into U.S. dollars at the rate in effect on December 31, 1999.